Exhibit 3.1

Amendment to the Bylaws

RESOLVED, that effective January 9, 2013, Article III, Section 1 of the Amended and Restated Bylaws of the Company be, and it hereby is, amended to decrease the number of Directors which shall constitute the whole of the Board of Directors from eleven Directors to ten Directors.

Adopted by the Board of Directors on October 30, 2012.